# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BRC Inc., CIK 0001891101
CUSIP: 05601U105
Title of class of securities: Class A common stock, $0.0001 par value
Address of issuer's principal executive offices: 3131 W. 2210 S, Suite C, West Valley City, United States (X1), 84119
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-24-047013
Filed by CIK 0001908407

## Reporting persons
- Evan Hafer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,226,727; shared voting power 125,925,740; sole dispositive power 1,226,727; shared dispositive power 28,142,374; aggregate amount beneficially owned 127,152,467 (55.8% of the class)
  Comment: Note to Rows 5 and 7: Includes 1,146,727 shares of Class A Common Stock ("Class A Shares") underlying stock options granted to the Reporting Person under the Issuer's 2022 Omnibus Incentive Plan (the "Option Shares").
  
  Note to Row 6: Represents (i) 28,142,374 Class A Shares issuable in respect of 28,142,374 shares of Class B Common Stock ("Class B Shares") held by EKNRH Holdings LLC (over which the Reporting Person may be deemed the beneficial owner) redeemable (with an equal number of common membership interests in Authentic Brands LLC ("Common Units")) for Class A Shares on a one-to-one basis at the option of the Reporting Person (the "EKNRH Shares"), (ii) 19,110,338 Class A Shares for which Evan Hafer has a proxy to vote based on the most recent information publicly available (the "Class A Proxy Shares") and (iii) an additional 78,673,028 Class A Shares issuable in respect of 78,673,028 Class B Shares (and an equal number of Common Units) for which Evan Hafer has a proxy to vote based on the most recent information publicly available (the "Class B Proxy Shares" and, together with the Class A Proxy Shares, the "Proxy Shares").
  
  Note to Row 8: Represents the EKNRH Shares.
  
  Note to Row 9: Includes the Option Shares, the EKNRH Shares and the Proxy Shares.
  
  Note to Row 11: Calculated based on (i) the 119,819,977 Class A Shares outstanding as of July 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026 (the "Form 10-Q"), (ii) the 28,142,374 EKNRH Shares, (iii) the 1,146,727 Option Shares and (iv) the 78,673,028 Class B Proxy Shares. As of July 29, 2026, there were 130,467,486 total outstanding Class B Shares. Therefore, the ownership percentage reported may not be representative of the actual voting power of the Reporting Person.
- EKNRH Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 28,142,374; sole dispositive power 0; shared dispositive power 28,142,374; aggregate amount beneficially owned 28,142,374 (19.4% of the class)
  Comment: Note to Rows 6, 8 and 9: Represents the 28,142,374 EKNRH Shares.
  
  Note to Row 11: Calculated based on (i) the 119,819,977 Class A Shares outstanding as of July 29, 2026, as reported in the Form 10-Q and (ii) the 28,142,374 EKNRH Shares. As of July 29, 2026, there were 130,467,486 total outstanding Class B Shares. Therefore, the ownership percentage reported may not be representative of the actual voting power of the Reporting Person.

## Item 1. Issuer
Name of issuer: BRC Inc.
Address of issuer's principal executive offices: 3131 W. 2210 S, Suite C, West Valley City, UT 84119

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, each of whom is referred to herein as a "Reporting Person" and together as the "Reporting Persons":

1. Evan Hafer

2. EKNRH Holdings LLC
Address of principal business office or, if none, residence:
1144 S 500 W
Salt Lake City, UT 84101
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Evan Hafer is the sole manager of EKNRH Holdings LLC ("EKNRH"). As such, both EKNRH and Evan Hafer may be deemed to have beneficial ownership over the shares held by EKNRH reported herein. In addition, Evan Hafer has a proxy to vote shares held by the Voting Parties (as defined in Amendment No. 1 to this Statement) pursuant to the Investor Rights Agreement (as defined in Amendment No. 1 to this Statement), up to an amount that would not result in Evan Hafter being deemed to acquire 2% of the outstanding Class A Shares within a trailing 12-month period. The filing of this Statement shall not be construed as an admission that the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, (i) members of a group with, or beneficial owners of any securities held by, the Voting Parties or the parties to the Investor Rights Agreement, or (ii) beneficial owners of any securities otherwise covered by this Statement.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A Joint Filing Agreement, dated as of February 14, 2023 (incorporated by reference to Schedule 13G filed with the Securities and Exchange Commission by Evan Hafer and EKNRH Holdings LLC on February 14, 2023).

## Signatures
- Evan Hafer: /s/ Evan Hafer, Evan Hafer (08/14/2026)
- EKNRH Holdings LLC: /s/ Evan Hafer, Manager (08/14/2026)